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                                                                    EXHIBIT 4.2



               AMENDMENT NO. 1 TO VECTOR AEROMOTIVE CORPORATION
                          OMNIBUS STOCK PLAN OF 1994



        Section 1 of the Vector Aeromotive Corporation Omnibus Stock Plan of 1994 of amended in its entirety to read as follows:


        1.  PURPOSE

            A. The purpose of this Plan is to promote the interest of the Corporation and its shareholders and the Corporation's success by providing a method whereby a variety of equity-based incentive and other Awards may be granted to Employees and Directors of the Corporation and its Subsidiaries and to selected Consultants who, in the course their business activities, direct a significant amount of business to the Corporation.

            B. This Plan shall consist of the three separate sub-plans, the "Vector Aeromotive Corporation Employee Omnibus Stock Plan of 1994" (the "Employee Sub-Plan"), the "Vector Aeromotive Corporation" Non-Employee Director Sub-Plan"), and the "Vector Aeromotive Corporation Consultant Omnibus Stock Plan of 1994" (the "Consultant Sub-Plan"), which shall be separately administered but shall be governed by all of the provisions of the Plan, except as otherwise expressly provided. As used herein, the term "the Plan," when used without qualification, shall refer to the Non-Employee Sub-Plan, the Employee Sub-Plan, and the Consultant Sub-Plan, collectively. A Non-Employee of the Corporation as used herein shall include both Non-Employee Directors and Consultants.

            C. All Awards made hereunder to Employees shall be made pursuant to the Employee Sub-Plan, all Awards to Non-Employee Directors shall be made under the Non-Employee Director Sub-Plan, and all Awards to Consultants shall be made pursuant to the Consultant Sub-Plan.

        The effective date of this Amendment (the "January 1996 Amendment") is August 1, 1995.